Exhibit 99.4

NICE inContact Receives Highest Scores in Four of Five Use Cases in
Gartner Report

NICE inContact receives highest scores in both geographic use cases, North America and
Western Europe, and two application use cases, customer engagement center and agile contact center

Salt Lake City, January 10, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, provider of CXone, the world’s #1 cloud customer experience platform, today announced that it received the highest product scores across four of five use cases in Gartner’s “Critical Capabilities for Contact Center as a Service” research report. NICE inContact received the highest scores in both geographic use cases, North America and Western Europe, and two application use cases, customer engagement and agile contact center, for CXone. Gartner's report evaluates 11 unique critical capabilities within each use case.

NICE inContact CXone has over 275,000 agents in the cloud in more than 100 countries on both global instances and a global Voice as a Service infrastructure.

“Companies across the globe rely on NICE inContact CXone to power engaging agent and customers experiences, and win in the experience economy,” said Paul Jarman, NICE inContact CEO. “We believe this recognition of our critical capabilities applied to real-world use cases demonstrates our customer-obsessed business vision and product strategy that is dedicated to helping customers achieve their business goals with CXone.”

This Critical Capabilities report states, “There is an increasing propensity for contact center decision makers to consider, and often select, CCaaS offerings as a replacement for less-functional, premises-based solutions”, and its recommendations include, “Application leaders for customer service responsible for planning, selecting and deploying contact center applications should anticipate delivering a stronger customer experience by focusing on CCaaS offers that combine multichannel contact center with workforce engagement management and a tight integration to the target CRM customer engagement center software application.”

Gartner previously recognized NICE inContact as a Leader in its Magic Quadrant for Contact Center as a Service, North America. NICE inContact was positioned the highest overall for ability to execute.

NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

To read a complimentary copy of the full Gartner report click here.

Gartner, Critical Capabilities for Contact Center as a Service, Steve Blood, Drew Kraus, Simon Harrison, 17 October 2018.

Gartner, Magic Quadrant for Contact Center as a Service, North America, Drew Kraus, Steve Blood, Daniel O’Connell, Simon Harrison, 17 October 2018.

Gartner, Magic Quadrant for Workforce Engagement Management, Jim Davies, Simon Harrison, Drew Kraus, 6 February 2018.

Required Disclaimer:
Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.